NO ACT

PE
12-23-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



January 13, 2010

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-13-2010

Re: Johnson & Johnson
Incoming letter dated December 23, 2009

Dear Ms. Ising:

This is in response to your letter dated December 23, 2009 concerning the submission to Johnson & Johnson by Richard W. Larkin. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Richard W. Larkin

FISMA & OMB Memorandum M-07-16

January 13, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Johnson & Johnson
Incoming letter dated December 23, 2009

The submission relates to adverse reactions to drugs.

To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Johnson & Johnson may exclude it under rule 14a-8(e)(2) because Johnson & Johnson received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Johnson & Johnson omits the submission from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Johnson & Johnson relies.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

eising@gibsondunn.com

December 23, 2009

Direct Dial
(202) 955-8287
Fax No.
(202) 530-9631

Client No.
C 45016-01913

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of Richard W. Larkin*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Johnson & Johnson (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Richard W. Larkin (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company's shareholders approve:

> 1) an independent group of Scientists to work on the issues with Levaquin/Floxin to research a cure for the people who have had a toxic reaction as my daughter has had and others she has met have had throughout the years.
>
> 2) Instead of alerting Doctor's of adverse drug reactions or important information they should be aware of, [the Company] should mail the Doctors the information instead of relying on information via the internet, such as MedWatch and HCNN.net and PriCara. The eliminating of paper mailing to the medical community is not enough in my judgment. The Doctors and patients need informed consent before this drug is administered.

A copy of the Proposal is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to:

- Rule 14a-8(e)(2) because the Proponent failed to timely submit the Proposal; and
- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide a written statement of intent to hold the requisite amount of Company shares through the date of the 2010 Annual Meeting.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(e)(2) Because The Proponent Failed To Timely Submit The Proposal.

Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Pursuant to Rule 14a-5(e), the Company disclosed in its 2009 proxy statement the deadline for submitting shareholder proposals, as well as the method for submitting such proposals, for the Company's 2010 Annual Meeting. Specifically, page 2 of the Company's 2009 proxy statement (a copy of which is attached to this letter as Exhibit B) states:

> **Advance Notice of Shareholder Proposals . . . .** To be included in the Proxy Statement and proxy card for the 2010 Annual Meeting of Shareholders, a shareholder proposal must be received by the Company at its principal business office on or before November 11, 2009. . . . Proposals . . . should be directed to the attention of the Secretary at the principal office of the Company, One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933.

While the Proposal is dated November 9, 2009, the Company received the Proposal on November 12, 2009, one day following the deadline set forth in the Company's 2009 proxy statement. A copy of the Proposal's United States Postal Service Flat Rate Mailing Envelope showing both the scheduled date of delivery and the actual date of delivery as November 12, 2009 is attached as Exhibit C.

Rule 14a-8(e)(2) provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2009 Annual Meeting of Shareholders was held on April 23, 2009, and the Company's 2010 Annual Meeting of Shareholders is scheduled to be held on April 22, 2010. Accordingly, the 2010 Annual Meeting of Shareholders was not moved by more than 30 days, and thus, the deadline for shareholder proposals is that which is set forth in the Company's 2009 proxy statement. Moreover, the fact that the deadline fell on a federal holiday (Veteran's Day) does not change that November 11, 2009 was the correct shareholder proposal deadline under Rule 14a-8. Staff Legal Bulletin No. 14 (Jul. 13, 2001) ("SLB 14") states:

> **If the 120th calendar day before the release date disclosed in the previous year's proxy statement is a Saturday, Sunday or federal holiday, does this change the deadline for receiving rule 14a-8 proposals?**
>
> No. The deadline for receiving rule 14a-8 proposals is always the 120th calendar day before the release date disclosed in the previous year's proxy statement. Therefore, if the deadline falls on a Saturday, Sunday or federal holiday, the company must disclose this date in its proxy statement, and rule 14a-8 proposals received after business reopens would be untimely.

On numerous occasions, the Staff has strictly enforced the deadline for the submission of proposals and concurred with the exclusion of a proposal pursuant to Rule 14a-8(e)(2) on the basis that it was untimely submitted. *See, e.g., City National Corp.* (avail. Jan. 17, 2008) (concurring in the exclusion of a proposal received one day after the submission deadline); *Smithfield Foods, Inc.* (avail. Jun. 4, 2007) (concurring in the exclusion of a proposal received one day after the submission deadline); *International Business Machines Corp.* (avail. Dec. 5, 2006) (concurring in the exclusion of a proposal received one day after the submission deadline). *See also Tyson Foods, Inc.* (avail. Nov. 9, 2009) (concurring in the exclusion of a proposal received two days after the deadline stated in the previous year's proxy statement); *Tootsie Roll Industries, Inc.* (avail. Jan. 14, 2008) (concurring in the exclusion of a proposal received two days after the submission deadline); *Fisher Communications, Inc.* (avail. Dec. 19, 2007) (concurring in the exclusion of a proposal received two days after the submission deadline). Further, it is the responsibility of the Proponent to submit the Proposal by means that ensures receipt prior to the submission deadline. *See* SLB 14. In this regard, Rule 14a-8(e)(2) refers to a proposal being "received" at the company's principal executive offices; a proposal's date and the date upon which a proposal was sent are irrelevant. *See, e.g., City National Corp.* (avail. Jan. 17, 2008) (concurring in the exclusion of a proposal received one day after the submission deadline, even though it was dated and mailed one week earlier).

As with the proposals cited above, the Proposal was not received by the Company until after the shareholder proposal deadline set forth in the Company's 2009 proxy statement. Moreover, the Company's receipt of the Proposal one day after the deadline, which fell on a federal holiday, does not change the conclusion that the Proposal is excludable because, as stated in SLB 14, and in this situation, "rule 14a-8 proposals received after business reopens [are] untimely." Therefore, consistent with past precedent, we believe that the Company may exclude the Proposal under Rule 14a-8(e)(2).

II. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

As discussed above, the Proponent submitted the Proposal to the Company in a letter dated November 9, 2009, which the Company received on November 12, 2009. *See* Exhibit A. The Proponent did not provide the Company with a written statement that he intends to continue to hold the requisite number of Company shares through the date of the 2010 Annual Meeting as required by Rule 14a-8(b). Accordingly, the Company sought verification from the Proponent of his intent to hold the requisite number of Company shares through the date of the shareholders' meeting at which the Proposal will be voted on by the shareholders. On November 24, 2009, which was within 14 calendar days of the Company's receipt of the Proposal, the Company sent a letter via FedEx overnight delivery service notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure this particular procedural deficiency; specifically, that a shareholder must provide a statement of his or her intent to own the requisite number of shares through the date of the 2010 Annual Meeting (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit D. In addition, the Company enclosed with the Deficiency Notice a copy of Rule 14a-8. FedEx records confirm delivery of the Deficiency Notice at 9:14 a.m. on November 25, 2009. *See* Exhibit E. The 14-day time period in which the Proponent was required to respond to the Deficiency Notice has expired, and, as of the date of this letter, the Proponent has not responded to the Deficiency Notice by providing the requisite statement of intent to hold his shares through the date of the 2010 Annual Meeting.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal" and "must continue to hold those securities through the date of the meeting." SLB 14 specifies that a shareholder is responsible for providing the company with a written statement that he or she intends to continue holding the shares through the date of the shareholder meeting. *See* Section C.1.d., SLB 14. SLB 14 provides:

> Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?
>
> Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

The Staff consistently has concurred in the exclusion of shareholder proposals submitted by proponents who, as here, have failed to provide the requisite written statement of intent to continue holding the requisite amount of shares through the date of the shareholders' meeting at which the proposal will be voted on by shareholders. For example, in *Sempra Energy* (avail. Jan. 21, 2009), the Staff concurred that the company could exclude a shareholder proposal where the proponents failed to provide a written statement of intent to hold their securities in response to the company's deficiency notice. *See also Fortune Brands, Inc.* (avail. Apr. 7, 2009); *Washington Mutual, Inc.* (avail. Dec. 31, 2007); *Sempra Energy* (avail. Dec. 28, 2006); *SBC Communications Inc.* (avail. Jan. 2, 2004); *IVAX Corp.* (avail. Mar. 20, 2003); *Avaya, Inc.* (avail. July 19,2002); *Exxon Mobil Corp.* (avail. Jan. 16, 2001); *McDonnell Douglas Corp.* (avail. Feb. 4, 1997) (in each case the Staff concurred in the exclusion of a shareholder proposal where the proponents did not provide a written statement of intent to hold the requisite number of company shares through the date of the meeting at which the proposal would be voted on by shareholders).

As with the proposals cited above, the Proponent has failed to provide the Company with a written statement of his intent to hold the requisite amount of Company shares through the date of the 2010 Annual Meeting as required by Rule 14a-8(b) despite the Company's timely Deficiency Notice. Therefore, consistent with past precedent, we believe that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Steven M. Rosenberg, the Company's Corporate Secretary and Associate General Counsel, at (732) 524-2452.

Sincerely,



Elizabeth A. Ising

EAI/mlb
Enclosures

cc: Steven M. Rosenberg, Johnson & Johnson
Richard W. Larkin

100773556_7.DOC

Exhibit A

RECEIVED

NOV 12 2009

S.M. ROSENBERG

November 9, 2009

Mr. Steven M. Rosenberg
Secretary
Johnson & Johnson
One Johnson and Johnson Plaza
New Brunswick, New Jersey 08933

Re: Advanced Notice of Shareholder Proposals and Other Items of Business

Mr. Rosenberg,

I have two proposals I would like voted on at the next shareholder's meeting in 2010.

I have a substantial amount of shares of J&J and am disturbed about the problems of Levaquin, the mirror drug of Floxin (which you stopped manufacturing, but no Dear Doctor letters were ever mailed out). My son and daughter have had adverse reactions to Levaquin. My son's resolved, however, my daughter's has not. My daughter took five (5) pills for a sinus infection. She is progressively getting worse and it will be twelve (12) years since she took Levaquin, the antibiotic you manufacture. I too have had friends who have had an adverse reaction to this drug.

My daughter has been all over the U.S. to find a cure for her legs. Mind you, this started out with the tendons in her left leg, Her right leg started to have problems about five (5) years ago (delayed onset). She has multiple tendonopathies, peripheral neuropathy/nerve damage and atrophy. She uses crutches to help aid her in trying to walk. Besides the tendonitis, tynosynovitis etc diagnosis', she has Tendonosis. The Doctors she has been to have told her there is so much damage to her legs that there is no cure at this time. They have told her they have never seen MRI's, Bone Scans, CT Scans etc, those as which she presents. She has been told her damage is permanent and has Doctors to back up her condition. These Doctors have known her before she took Levaquin. However, when she took Levaquin, nothing on the information she received even mentioned permanent disability; and, in regards to the tendons, the information only stated tendon pain. I would like my daughter to be able to live without struggling daily and get herself back to the way she was before ingesting Levaquin.

An article in the Chicago Tribune caught my eye last year about the Levaquin and Cipro and the other Fluoroquinolone antibiotics and I quote the article:

Levaquin Side Effects Cause Still Unknown

August 3, 2008 by Steve Hawkston
Filed under Drug Recalls, Levaquin

Levaquin and other fluoroquinolone drugs (including Cipro) have recently received a black box warning by the FDA due to the serious tendon injuries they can cause. A black box warning is the highest warning a drug can receive by the FDA and remain on the market.
The tendon ruptures and injuries caused by Levaquin are commonly seen in active, young, adults who usually develop them as a result of participating in a sport. However, the tendon ruptures caused by Levaquin do not have this sports link and may occur at any time regardless of the person's actions.

Scientists are still unsure of what causes Levaquin to create such devastating injuries. It has been discovered that the tendon ruptures are preventable if the person taking Levaquin (or Cipro) switches to another antibiotic as soon as symptoms present themselves.

If scientists are still unsure of what causes Levaquin to create such devastating injuries, how in the world can this drug, along with the other Fluoroquinolones, be on the market???

I would like to have the following to be voted on.

1). an independent group of Scientists to work on the issues with Levaquin/Floxin to research a cure for the people who have had a toxic reaction as my daughter has had and others she has met have had throughout the years..

2). Instead of alerting Doctor's of adverse drug reactions or important information they should be aware of, J&J should mail the Doctors the information instead of relying on information via the internet, such as MedWatch and HCNN.net and PriCara. The eliminating of paper mailings to the medical community is not enough in my judgment. The Doctors and patients need informed consent before this drug is administered.

I believe your Credo "We believe our first responsibility is to the doctors, nurses and patients, to mothers and fathers and all others who use our products and services." "Research must be carried on, innovative programs developed and mistakes paid for."

Sincerely,



Richard W. Larkin

FISMA & OMB Memorandum M-07-16

Cc: William C. Weldon

Exhibit B



Notice of Annual Meeting and Proxy Statement

March 11, 2009

The Annual Meeting of Shareholders of Johnson & Johnson will be held on Thursday, April 23, 2009 at 10:00 a.m. at the Hyatt Regency Hotel, Two Albany Street, New Brunswick, New Jersey, to:

1. Elect the Directors as named in the Proxy Statement;
2. Ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2009; and
3. Transact such other business, including action on a shareholder proposal, as may properly come before the meeting, and any adjournment or postponement.

Shareholders are cordially invited to attend the meeting. **Please note our Admission Card procedures:**

- If you are a registered shareholder, there is a box on the proxy card that you should mark to request an Admission Card if you plan to attend.
- If you are a registered shareholder and vote via the Internet or by telephone, there will be applicable instructions to follow when voting to indicate if you would like to receive an Admission Card.
- If you are a shareholder whose shares are not registered in your own name and you plan to attend, you must request an Admission Card by writing to the Office of the Corporate Secretary, Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933. Evidence of your stock ownership, which you can obtain from your bank or broker, must accompany your letter.

If you are unable to attend the meeting, you will be able to access the meeting via the Internet. The Company will broadcast the meeting as a live Webcast through the Johnson & Johnson Web site at *www.jnj.com.* The Webcast will remain available for replay for three months following the meeting. Visit the Johnson & Johnson Web site at *www.jnj.com* and click on "Webcasts & Presentations" in the Investor Relations section for details.

By order of the Board of Directors,

STEVEN M. ROSENBERG
Secretary

YOU CAN VOTE IN ONE OF FOUR WAYS:

(1) Visit the Web site noted on your proxy card to vote ***via the Internet***;

(2) Use the telephone number on your proxy card to vote ***by telephone***;

(3) Sign, date and return your proxy card in the enclosed envelope to vote ***by mail***; or

(4) Attend the meeting ***in person***.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on April 23, 2009: The Proxy Statement and Annual Report to Shareholders are available at *www.investor.jnj.com/annual-reports.cfm*.

persons presently named as proxies. In order to vote, a substitute must present adequate identification to the Secretary before the voting occurs.

Electronic Access to Proxy Materials and Annual Report. This Proxy Statement and the Company's 2008 Annual Report are available on the Company's Web site at *www.investor.jnj.com/annual-reports.cfm*. Instead of receiving paper copies of next year's Proxy Statement and Annual Report by mail, shareholders can elect to receive an e-mail message that will provide a link to those documents on the Internet. By opting to access your proxy materials via the Internet, you will gain faster access to your proxy materials, save the Company the cost of producing and mailing documents to you, reduce the amount of mail you receive and help preserve environmental resources. Johnson & Johnson shareholders who have enrolled in the electronic access service previously will receive their materials online this year.

Shareholders of record may enroll in the electronic proxy and Annual Report access service for future Annual Meetings of Shareholders by registering online at *www.computershare.com/US/ecomms*, or *www.computershare.com/econsent* for employees holding shares in one of the Johnson & Johnson employee savings plans. If you vote via the Internet, simply follow the prompts that will link you to that Web site. Street name shareholders who wish to enroll for electronic access should review the information provided in the proxy materials mailed to them by their bank or broker.

Reduce Duplicate Mailings. The Company is required to provide an Annual Report to all shareholders who receive this Proxy Statement. If you are a shareholder of record and have more than one account in your name or at the same address as other shareholders of record, you may authorize the Company to discontinue duplicate mailings of future Annual Reports (commonly referred to as "householding"). To do so, mark the designated box on each proxy card for which you wish to discontinue receiving an Annual Report. If you are voting via the Internet or by telephone, you can either follow the prompts when you vote or give the Company instructions to discontinue duplicate mailings of future Annual Reports. Street name shareholders who wish to discontinue receiving duplicate mailings of future Annual Reports should review the information provided in the proxy materials mailed to them by their bank or broker.

Johnson & Johnson Employee Savings Plans. If you are an employee of a Johnson & Johnson company and hold shares in one of the Company's employee savings plans, you will receive one proxy card which covers those shares held for you in your savings plan, as well as any other shares registered in your own name (but, not shares held in street name). If you vote via the Internet, by telephone or by mail, as described above, by 5:00 p.m. (Eastern) on April 21, 2009, the Trustee of your savings plan will vote your shares as you have directed (your voting instructions will be kept confidential from the Company). In accordance with the terms of the Johnson & Johnson Savings Plan and the Johnson & Johnson Puerto Rico Retirement Savings Plan, if you hold shares in either Plan and do not vote, the Plan Trustee will vote your shares in direct proportion to the shares held in that Plan for which votes will be cast. If you hold shares in any other Johnson & Johnson employee savings plan, including the Johnson & Johnson Savings Plan for Union Represented Employees, and do not vote, the Plan Trustee will not vote your shares. Participants in the Johnson & Johnson employee savings plans may attend the Annual Meeting. However, shares held in those plans can only be voted as described in this paragraph, and cannot be voted at the meeting.

Advance Notice of Shareholder Proposals and Other Items of Business. To be included in the Proxy Statement and proxy card for the 2010 Annual Meeting of Shareholders, a shareholder proposal must be received by the Company at its principal office on or before November 11, 2009. In addition, under the terms of the Company's By-Laws, a shareholder who intends to present an item of business at the 2010 Annual Meeting of Shareholders (other than a proposal submitted for inclusion in the Company's proxy materials) must provide notice of such business to the Company on or before November 11, 2009. Proposals and other items of business should be directed to the attention of the Secretary at the principal office of the Company, One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933.

Exhibit D



STEVEN M. ROSENBERG
SECRETARY
ASSOCIATE GENERAL COUNSEL

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-2452
FAX: (732) 524-2185
SROSENB@ITS.JNJ.COM

November 24, 2009

VIA FEDEX

Richard W. Larkin

FISMA & OMB Memorandum M-07-16

Dear Mr. Larkin:

This letter acknowledges receipt by Johnson & Johnson (the "Company") on November 12, 2009 of your letter giving notice of your intent to present two shareowner proposals regarding LEVAQUIN for consideration at the Company's 2010 Annual Meeting of Shareholders (the "Proposals"). It is unclear from your letter whether you were providing this notice pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Rule") or pursuant to the advance notice provisions of the Company's By-Laws.

If you were providing notice pursuant to SEC Rule 14a-8, we bring to your attention certain procedural deficiencies of your Proposals, as we are required to do by the Securities and Exchange Commission ("SEC"). As you may be aware, the SEC has established specific substantive and procedural requirements that govern shareholder proposals. These requirements are set forth in Rule 14a-8, a copy of which we have enclosed for your convenience. Please be advised that you must comply with all aspects of the Rule with respect to your Proposals. The deficiencies under the Rule that we have identified are as follows:

1. ***Statement of Intent to Hold Securities Through the Annual Meeting***: Please confirm to us in a written statement, within 14 days of your receipt of this letter, that you intend to continue to hold the securities through, April 22, 2010, the date of the Annual Meeting, as required by paragraph (b)(2) of the Rule.

2. ***Number of Proposals Submitted***: Paragraph (c) of the Rule clearly restricts each proponent to only one proposal, so we ask that you let us know, within 14 days of your receipt of this letter, which one of your two Proposals you would like to present and which one you would like to withdraw.

3. ***Length of the Proposals***: In addition, paragraph (d) of the Rule requires that any shareholder proposal, including any accompanying supporting statement, not exceed 500 words. It is not clear to us which parts of your letter you would like

included as your Proposal and supporting statement should one of your Proposals appear in the Company's 2010 Proxy Statement. If you wish to include the letter in its entirety, that would exceed the 500 word limit. To remedy this defect, please revise whichever of the two Proposals you would like to present so that it is clear what constitutes your Proposal and supporting statement and that together they do not exceed 500 words.

The SEC's rules require that any response to this letter to address deficiencies be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Corporate Secretary.

While we want to know which of your two Proposals is the one that you wish to present, we believe that under the Rule we have grounds to not include either of your Proposals in the Company's 2010 Proxy Statement and form of proxy for several reasons:

- First, we did not receive your Proposals until after the November 11, 2009 deadline. This deadline was published in the Company's 2009 Proxy Statement, which was publicly filed and mailed to all shareholders in advance of the Company's 2009 Annual Meeting.

- Second, in both of your Proposals, you seek to address matters relating to the Company's ordinary business operations. Proposals of this nature may be excluded pursuant to paragraph (i)(7) of the Rule.

Please be aware that, unless you notify us of your desire to voluntarily withdraw both of your Proposals, we intend to ask the SEC to permit us to exclude whichever of your Proposals you choose to present on those grounds. You will receive a copy of any request we make to the SEC to exclude your proposal from the Company's 2010 Proxy Statement and form of proxy.

If you were providing notice pursuant to the advance notice provisions of the Company's By-Laws, please note that you were required to have had the record holder of your shares provide the information required by Article I, Section 7 of the Company's By-Laws on or before November 11, 2009, as published in the Company's 2009 Proxy Statement. We note that we did not receive the Proposals until November 12, 2009 and your correspondence did not include the information required under the Company's By-Laws. Thus, your Proposals will be deemed not properly brought before the 2010 Annual Meeting and will not be transacted at the 2010 Annual Meeting. For your convenience, a copy of the Company's By-Laws is enclosed.

You should feel free to contact either my colleague, Douglas Chia, Assistant Corporate Secretary, at (732) 524-3292 or me at (732) 524-2452 if you wish to discuss the Proposals or have any questions or concerns that we can help to address.

Very truly yours,



Steven M. Rosenberg

cc: D. Chia, Esq.

Enclosures

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) ***Question 1: What is a proposal?***

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) ***Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?***

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) ***Question 3: How many proposals may I submit?***

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) ***Question 4: How long can my proposal be?***

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) ***Question 5: What is the deadline for submitting a proposal?***

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter) or 10–QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) ***Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?***

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) ***Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?***

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) ***Question 8: Must I appear personally at the shareholders' meeting to present the proposal?***

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) ***Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?***

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to paragraph(i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to paragraph(i)(2)*: We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) ***Question 10: What procedures must the company follow if it intends to exclude my proposal?***

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) ***Question 11: May I submit my own statement to the Commission responding to the company's arguments?***

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) ***Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?***

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) ***Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?***

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007]

Johnson & Johnson

BY-LAWS

EFFECTIVE
July 1, 1980
Amended
February 16, 1987
April 26, 1989
April 26, 1990
October 20, 1997
April 23, 1999
June 11, 2001
January 14, 2008
February 9, 2009

Article I
MEETINGS OF STOCKHOLDERS

Section 1. Annual Meeting

A meeting of the stockholders of the Corporation shall be held annually on such business day and at such time and at such place within or without the State of New Jersey as may be designated by the Board of Directors and stated in the notice of the meeting, for the purpose of electing directors and for the transaction of all other business that is properly brought before the meeting in accordance with these By-Laws.

Section 2. Special Meetings

(A) General.
A special meeting of the stockholders may be called at any time by the Chairman of the Board of Directors, by a Vice-Chairman of the Board of Directors, by the Chairman of the Executive Committee, by a Vice-Chairman of the Executive Committee, by the President, by a majority of the Board of Directors, or as otherwise provided by the New Jersey Business Corporation Act, as amended, and shall be held on such business day and at such time and at such place within or without the State of New Jersey as is stated in the notice of the meeting. Subject to subsection (B) of this Section 2, a special meeting of stockholders may be called, upon written request to the Secretary, by record holders of at least twenty-five percent (25%) of the outstanding shares of stock of the Corporation entitled to vote.

(B) Special Meetings Requested by Stockholders.
(1) The written request to the Secretary for a special meeting of stockholders by record holders of at least twenty-five percent of the outstanding shares of stock of the Corporation entitled to vote shall be signed by each stockholder, or duly authorized agent, requesting the special meeting and shall set forth: (i) the name and address of each stockholder, (ii) the number of shares of stock held of record and beneficially by each stockholder, (iii) the name in which all such shares of stock are registered on the stock transfer books of the Corporation, (iv) a brief description of the business desired to be brought before the meeting and the reasons therefor, (v) any personal or other material interest of any such stockholder in the business to be submitted and (vi) all other information relating to the proposed business which may be required to be disclosed under applicable law. In addition, a stockholder seeking to submit such business at an annual meeting shall promptly provide any other information reasonably requested by the Corporation. A stockholder may revoke the request for a special meeting at any time by written revocation delivered to the Secretary, and if, following such revocation, there are un-revoked requests from stockholders holding in the aggregate less than the requisite number of shares entitling the stockholders to request the calling of a special meeting, the Board of Directors, in its discretion, may cancel the special meeting.

(2) Except as provided in the next sentence, a special meeting requested by stockholders shall be held on such business day and at such time and at such place within or without the State of New Jersey as is stated in the notice of the meeting; *provided*, however, that the date of any such special meeting shall be not more than ninety (90) days after the request to call the special meeting is received by the Secretary. A special meeting requested by stockholders shall not be held if the Board of Directors has called or calls

for an annual meeting of stockholders to be held within ninety (90) days after the Secretary receives the request for the special meeting and the Board of Directors determines in good faith that the business to be conducted at such annual meeting includes (among any other business properly brought before the meeting) the business specified in the written request or business substantially similar thereto.

(3) Business transacted at a special meeting requested by stockholders shall be limited to the subject matter stated in the written request for such special meeting, *provided*, however, that such subject matter shall be a matter which is a proper subject matter for stockholder action at such meeting; and *further provided*, that nothing herein shall prohibit the Board of Directors from submitting additional matters to stockholders at any such special meeting.

(4) The chairman of a special meeting shall determine all matters relating to the conduct of the meeting, including, but not limited to, determining whether any item of business has been properly brought before the meeting in accordance with these By-Laws, and if the chairman should so determine and declare that any item of business has not been properly brought before an annual meeting, then such business shall not be transacted at such meeting.

Section 3. Adjournment of Meetings

Any meeting of the stockholders of the Corporation may be adjourned from time to time by the affirmative vote of the holders of a majority of the issued and outstanding stock entitled to vote at such meeting present in person or represented by proxy, for a period not exceeding one month at any one time and upon such notice, if any, as may be determined by the vote. At any adjourned meeting at which a quorum shall be present any business may be transacted which might have been transacted at the meeting as originally called.

Section 4. Notices of Meetings

(A) Notices.
At least ten (10) but not more than sixty (60) days before the date designated for the holding of any meeting of the stockholders, except as otherwise provided herein for adjourned meetings, written or printed notice of the time, place and purpose or purposes of such meeting shall be served by mail, telegram, radiogram, telex, or cablegram upon each stockholder of record entitled to vote at such meeting.

(B) Service of Notice.
A notice of meeting shall be deemed duly served when deposited in the United States Mail with postage fully paid, or placed in the hands of an agent of a telegraph, radio, or cable or other transmitting company with all transmittal fees fully paid, and plainly addressed to the stockholder at his latest address appearing in the stock records of the Corporation.

Section 5. Quorum

At any meeting of the stockholders, the holders of a majority of the issued and outstanding stock entitled to vote at such meeting shall be present in person or represented by proxy in order to constitute a quorum.

Section 6. Voting

(A) Vote Necessary.

(1) At any meeting of the stockholders, all questions, except as otherwise expressly provided by statute, the Certificate of Incorporation, or these By-Laws, shall be determined by vote of the holders of a majority of the issued and outstanding stock present in person or represented by proxy at such meeting and entitled to vote.

(2) Except as otherwise required by law, a nominee for election as a director shall be elected to the Board of Directors at a meeting at which a quorum is present if the number of votes cast, in person or by proxy, by the holders of shares entitled to vote thereon, "for" such nominee's election exceeds the number of votes cast "against" such nominee's election; *provided* that if the number of director nominees exceeds the number of directors to be elected, each nominee shall be elected by a plurality of the votes cast, in person or by proxy, by the holders of shares entitled to vote thereon, at the meeting at which a quorum is present. In the event that a director nominee fails to receive an affirmative majority of the votes cast in an election where the number of nominees is less than or equal to the number of directors to be elected, the Board of Directors, within its powers, may decrease the number of directors, fill the vacancy, or take other appropriate action.

(B) Inspectors.
At any meeting of the stockholders, if the chairman of the meeting so directs or if before the voting begins, any stockholder present so requests, the polls shall be opened and closed, the proxies and ballots shall be received and taken in charge, and all questions with respect to the qualifications of voters, the validity of proxies, and the acceptance or rejection of votes, shall be decided by three (3) inspectors to be appointed by the chairman of the meeting.

(C) Eligibility to Vote.
Each stockholder shall have one vote for each share of stock entitled to vote as provided in the Certificate of Incorporation or otherwise by law and registered in his name in the stock records of the Corporation as of the record date.

(D) Methods of Voting.
At any meeting of the stockholders each stockholder shall be entitled to vote either in person or by proxy appointed either by instrument in writing subscribed by such stockholder, or by his duly authorized attorney or agent, or by cable, telegram or by any means of electronic communication which results in a writing from such stockholder or his duly authorized attorney or agent, and delivered to the Secretary or to the inspectors at or before the meeting.

(E) Record Date.
The Board of Directors may fix in advance, a date, not less than ten (10) but not more than sixty (60) days preceding the date of any meeting as the record date for determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, notwithstanding any transfer of any stock in the stock records of the Corporation after any such record date designated as aforesaid.

(F) List of Stockholders.
The Board of Directors shall cause the officer or agent, who has charge of the stock transfer books of the Corporation, to make a complete list of all the stockholders entitled to vote at a stockholders' meeting or any adjournment thereof, arranged in alphabetical order, together with the latest address of each stockholder appearing upon the stock records of the Corporation and the number of shares held by each.

The Board of Directors shall cause such list of stockholders to be produced (or available by means of a visual display) at the time and place of every meeting of stockholders and shall be open to examination by any stockholder listed therein for reasonable periods during the meeting.

Section 7. Transaction of Business at Annual Meeting

At any annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (A) specified in the notice of meeting given by or at the direction of the Board of Directors (including stockholder proposals included in the Corporation's proxy materials pursuant to applicable rules and regulations), (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (C) otherwise properly brought before the meeting by a stockholder. For business (including, but not limited to, any nominations for director) to be properly brought before an annual meeting by a stockholder: (i) the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and (ii) the subject matter thereof must be a matter which is a proper subject matter for stockholder action at such meeting. To be considered timely notice, a stockholder's notice must be received by the Secretary at the principal office of the Corporation not less than 120 calendar days before the date of the Corporation's proxy statement released to stockholders in connection with the prior year's annual meeting. However, if no annual meeting was held in the prior year, or if the date of the applicable annual meeting has been changed by more than 30 days from the date contemplated at the time of the prior year's proxy statement, then a stockholder's notice, in order to be considered timely, must be received by the Secretary not later than 60 days before the date the Corporation commences mailing of its proxy materials in connection with the applicable annual meeting. A stockholder's notice to the Secretary to submit business to an annual meeting must set forth: (i) the name and address of the stockholder, (ii) the number of shares of stock held of record and beneficially by such stockholder, (iii) the name in which all such shares of stock are registered on the stock transfer books of the Corporation, (iv) a brief description of the business desired to be brought before the meeting and the reasons therefor, (v) any personal or other material interest of the stockholder in the business to be submitted and (vi) all other information relating to the proposed business which may be required to be disclosed under applicable law. In addition, a stockholder seeking to submit such business at an annual meeting shall promptly provide any other information reasonably requested by the Corporation. Notwithstanding the foregoing provisions of this Section 7, a stockholder who seeks to have any proposal included in the Corporation's proxy materials must provide notice as required by and otherwise comply with the applicable requirements of the rules and regulations under the Securities Exchange Act of 1934, as amended. The chairman of an annual meeting shall determine all matters relating to the conduct of the meeting, including, but not limited to, determining whether any item of business has been properly brought before the meeting in accordance with these By-Laws, and if the chairman should so determine and declare that any item of business has not been properly brought before an annual meeting, then such business shall not be transacted at such meeting.

Article II
BOARD OF DIRECTORS

Section 1. Number of Members and Qualification

The number of directors of the Corporation shall be not less than nine (9) nor more than eighteen (18) as determined by the Board of Directors from time to time.

Section 2. Term of Office

Each director shall hold office for one (1) year and until his successor, if any, is duly elected and qualified, *provided*, however, that any director may be removed from office, with cause, at any time by a majority vote of the stockholders entitled to vote.

Section 3. Annual Meeting

At the place of holding the annual meeting of the stockholders, and immediately following the same, the Board of Directors, as constituted upon final adjournment of such annual meeting, shall convene without further notice for the purpose of electing officers and transacting all other business properly brought before it.

Section 4. Regular Meetings

Regular meetings of the Board of Directors shall be held at such places, either within or without the State of New Jersey, and on such business days and at such times as the Board may from time to time determine.

Section 5. Special Meetings

Special meetings of the Board of Directors may be held at any time and place whenever called by the Chairman of the Board of Directors, by a Vice-Chairman of the Board of Directors, by the Chairman of the Executive Committee, by a Vice-Chairman of the Executive Committee, by the President, by a Vice-President, by the Secretary, or by any three (3) or more directors.

Section 6. Notices of Meetings

(A) Notice Required.
If so determined by a majority of the Board of Directors, no advance notice need be given; in the absence of such determination then, at least two (2) days prior to the date designated for the holding of any regular or special meeting of the Board, notice of the time, and place, and purpose of such meeting shall be served in person, by mail or other notice in writing, or by telegram, telephone, radiogram, telex, or cablegram, upon each member of the Board.

(B) Waiver of Notice.

Notice of the time, place, and purpose of any meeting of the Board of Directors may be waived, before or after any meeting, by instrument in writing or by telegram, radiogram, telex, or cablegram.

Section 7. Quorum and Participation

(A) Quorum.
A majority of the Board of Directors shall constitute a quorum for all purposes and at all meetings.

(B) Participation.
Any or all directors may participate in a meeting of the Board of Directors by means of conference telephone or any means of communications by which all persons participating in the meeting are able to hear each other.

Section 8. Manner of Acting

The act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors.

Section 9. Action without a Meeting

Any action required or permitted to be taken pursuant to authorization voted at a meeting of the Board of Directors may be taken without a meeting if, prior to or subsequent to such action, all members of the Board of Directors consent thereto in writing and such written consents are filed with the minutes of the proceedings of the Board of Directors.

Article III
POWERS OF BOARD OF DIRECTORS

Section 1. General Powers

The business, property, and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In the management and control of the property, business, and affairs of the Corporation, the Board is hereby vested with all powers possessed by the Corporation itself insofar as this delegation of authority is not inconsistent with or repugnant to the laws of the State of New Jersey, the Corporation's Certificate of Incorporation, or these By-Laws or any amendments of them. The Board shall have discretionary power to determine what constitutes net earnings, profits, and surplus, what amount shall be reserved for working capital and for any other purposes, and what amount shall be declared as dividends. Such determinations by the Board shall be final and conclusive.

Section 2. Specific Powers

(A) Power to Make and Amend By-Laws.
Subject to the limitations contained in Article XI hereof, the Board of Directors shall have power to make, alter, amend, and repeal any By-Law, including a By-Law designating the number of directors,*provided* that the Board shall not make, alter, amend, or repeal any By-Law designating the qualification or term of office of any member or members of the then existing Board.

(B) Power to Elect Officers.
The Board of Directors shall elect all officers of the Corporation.

(C) Power to Remove Officers.
Any officer or divisional officer, any agent of the Board of Directors, or any member of any committee or of any Management Board may be removed by the Board of Directors with or without cause, whenever in its sole judgment the interests of the Corporation will be served by such removal.

(D) Power to Fill Vacancies.
Vacancies in the Board of Directors, however created, shall be filled by appointment made by a majority of the remaining directors. The Board shall have power to fill any vacancy in any office.

(E) Power to Fix Record Date.
The Board of Directors may fix in advance a date as the record date for determining the Corporation's stockholders with regard to any corporate action or event and, in particular, for determining the stockholders entitled to receive payment of any dividend or allotment of any right. The record date may in no case be more than sixty (60) days prior to the corporate action or event to which it relates.

Section 3. Committees and Delegation of Powers

(A) Committees of the Board.
The Board of Directors may appoint, from among its members, from time to time one or more committees, each committee to have such name or names and to have such powers and duties as may be determined from time to time by the Board. All committees shall report to the Board. The Board shall have the power to fill vacancies in, to change the membership of, or to dissolve any committee. Each committee may hold meetings and make rules for the conduct of its business and appoint such sub-committees and assistants as it shall from time to time deem necessary. A majority of the members of a committee shall constitute a quorum for all purposes and at all meetings.

(B) Finance Committee.
The Finance Committee, if one shall be appointed, shall consist of two (2) or more of the directors of the Corporation and shall have and may exercise all of the powers of the Board insofar as may be permitted by law, the Corporation's Certificate of Incorporation or these By-Laws, or any amendments of them, in the management of the business, affairs and property of the Corporation during the intervals between the meetings of the Board. The Finance Committee, however, shall not have the power to make, alter or repeal any By-Law of the Corporation; elect or appoint any director, or remove any officer or director; change the membership of, or fill vacancies in, the Finance Committee; submit to stockholders any action that requires stockholders' approval; nor amend or repeal any resolution theretofore adopted by the Board which by its terms is amendable or repealable only by the Board.

(C) Emergency Management Committee.
If, as a result of a physical disaster, war, nuclear attack, or other emergency conditions, a quorum of the Board of Directors cannot be convened to act, an Emergency Management Committee, consisting of all readily available members of the Board of Directors, shall automatically be formed. In such case, two members shall constitute a quorum. If, as a result of such circumstances, a quorum of the Board of Directors cannot readily be convened to act, but a quorum of the Finance Committee can be so convened, the Finance Committee shall automatically become the Emergency Management Committee. All

of the powers and duties vested in the Board of Directors, except the power to fill vacancies in the Board of Directors, shall vest automatically in the Emergency Management Committee. Other provisions of these By-Laws notwithstanding, the Emergency Management Committee (1) shall call a meeting of the Board of Directors as soon as circumstances permit for the purpose of filling vacancies on the Board of Directors and its committees and to take such other action as may be appropriate, and (2) if the Emergency Management Committee determines that less than a majority of the members of the Board of Directors are available for service, the Committee shall issue a call for a special meeting of stockholders to be held at the earliest date practicable for the election of directors.

(D) Delegation of Duties.
The Board of Directors may delegate from time to time to an officer or a committee of officers and/or directors any duties that are authorized or required to be executed during the intervals between meetings of the Board, and such officer or committee shall report to the Board when and as required by the Board. Each committee so established by the Board may hold meetings and make rules for the conduct of its business and appoint such sub-committees and assistants as it shall from time to time deem necessary. A majority of the members of such a committee shall constitute a quorum for all purposes and at all meetings.

(E) Executive Committee.
The Executive Committee, if one shall be appointed, shall be the management committee of the Corporation. Its members shall be elected by the Board of Directors and thereby become officers of the Corporation. The Executive Committee shall not be a committee of the Board. The Executive Committee shall be responsible for the operation of the business of the Corporation on a day-to-day basis and for establishing and executing operating practices and policies of the Corporation. It shall also perform such other duties as the Board shall designate from time to time.

Section 4. Designation of Depositories

The Board of Directors shall designate or shall delegate to the Treasurer, or such other officer as it deems advisable, the responsibility to designate the trust company or trust companies, or the bank or banks, in which shall be deposited the moneys and securities of the Corporation.

Section 5. Power to Establish Divisions

The Board of Directors may establish administrative or operating divisions of the Corporation. Each such division may have a Management Board, the Chairman of which shall be appointed by the Chairman of the Board of Directors. The Chairman of the Management Board of a division shall appoint the other members of its Management Board and that Board may in turn appoint a President, one or more Vice-Presidents, a Treasurer and such other division officers as it may determine to be necessary or desirable. The Management Board and the officers of the division shall perform the same duties and, except for the power to designate depositories, shall have the same powers as to their division as pertain, respectively, to a board of directors and officers of a corporation. The powers granted in the preceding sentence include, without limitation, the power to execute and deliver on behalf of the Corporation contracts, conveyances and other instruments. Such power and any other power granted in this Section shall at all times be subject to the right of the Board of Directors to act or direct action in the premises.

Article IV
OFFICERS

Section 1. Enumeration of Officers.

The officers of the Corporation shall be a Chairman of the Board of Directors, a Chairman of the Executive Committee, a President, a Treasurer, and a Secretary. The officers of the Corporation may include one or more Vice-Chairmen of the Board of Directors, one or more Vice-Chairmen of the Executive Committee, one or more Executive Committee members, one or more Vice-Presidents, one or more Assistant Treasurers, one or more Assistant Secretaries, and such other officers as from time to time shall be designated and elected by the Board of Directors.

Section 2. Election and Removal of Officers

All officers of the Corporation shall be elected at the first meeting of the Board of Directors after the annual election of directors, and shall hold office for one (1) year and until their respective successors, if any, shall have been duly elected and qualified, *provided*, however, that all officers, agents, and employees of the Corporation shall be subject to removal at any time, with or without cause, by the affirmative vote of a majority of the Board. At its discretion, the Board may leave unfilled, for such period as it may deem proper, any office except that of President, Treasurer, and Secretary. Failure to elect any such officer shall be considered an exercise of this discretionary power.

Section 3. Eligibility of Officers

The Chairman of the Board, the Vice-Chairmen of the Board and the President shall be chosen from the members of the Board of Directors. No other person need be a director or a stockholder in order to qualify for office. The same person may hold, at the same time, one or more offices.

Section 4. Duties of Officers

(A) Chairman of the Board of Directors.
The Chairman of the Board of Directors shall be the Chief Executive Officer of the Corporation and shall preside at all meetings of stockholders and directors. When presiding at such meetings of stockholders and directors, the Chairman of the Board shall establish and apply such rules of order as may be advisable in his discretion. Except where by law the signature of the President is required, the Chairman of the Board shall possess the same power as the President to sign all certificates, contracts and other instruments of the Corporation authorized by the Board of Directors. He shall have all powers and shall perform all duties commonly incident to and vested in the office of Chairman of the Board of a corporation. He shall also perform such other duties as the Board shall designate from time to time.

(B) Vice-Chairman of the Board of Directors.
A Vice-Chairman of the Board of Directors shall perform the duties and have the powers of the Chairman during the absence or disability of the Chairman, and shall also perform such other duties as the Board shall designate from time to time.

(C) Chairman of the Executive Committee.
The Chairman of the Executive Committee shall preside at all meetings of the Executive Committee. During the absence or disability of the Chairman of the Board and the Vice-Chairman of the Board, he shall perform the duties and have

the powers of the Chairman of the Board, and shall also perform such other duties as the Board shall designate from time to time.

(D) Vice-Chairman of the Executive Committee.
A Vice-Chairman of the Executive Committee shall perform the duties and have the powers of the Chairman of the Executive Committee during the absence or disability of the Chairman of the Executive Committee, and shall also perform such other duties as the Board shall designate from time to time.

(E) Executive Committee Member.
In addition to the powers and duties incident to his membership on the Executive Committee, an Executive Committee Member, in his individual capacity, shall have all powers and shall perform all duties commonly incident to and vested in an executive officer of a corporation. He shall also perform such other duties as the Board shall designate from time to time.

(F) President.
The President shall have general charge and supervision of the operations of the Corporation itself, and shall have all powers and shall perform all duties commonly incident to and vested in the office of President of a corporation. He shall also perform such other duties as the Board shall designate from time to time.

(G) Vice-President.
A Vice-President shall perform such duties and have such powers as the Board of Directors, the Chairman of the Board, a Vice-Chairman of the Board, or the President shall designate from time to time.

(H) Treasurer.
The Treasurer shall have the care and custody of the funds of the Corporation, and shall have and exercise, under the supervision of the Board of Directors, all powers and duties commonly incident to the office of Treasurer. He shall deposit all funds of the Corporation in such trust company or trust companies, or bank or banks, as the Board, the Treasurer, or any other officer to whom the Board shall have delegated the authority, shall designate from time to time. He shall endorse for deposit or collection all checks, notes, and drafts payable to the Corporation or to its order, and make drafts on behalf of the Corporation. He shall keep accurate books of accounts of the Corporation's transactions, which books shall be the property of the Corporation, and, together with all its property in his possession, shall be subject at all times to the inspection and control of the Board. He shall have all powers and shall perform all duties commonly incident to and vested in the office of Treasurer of a corporation. He shall also have such other duties as the Board may designate from time to time.

(I) Assistant Treasurer.
An Assistant Treasurer shall perform the duties and have the powers of the Treasurer during the absence or disability of the Treasurer, and shall perform such other duties and have such other powers as the Board of Directors or Treasurer shall designate from time to time.

(J) Secretary.
The Secretary shall attend all meetings of the stockholders, and of the Board of Directors, and shall keep and preserve in books of the Corporation true minutes of the proceedings of all such meetings. He shall have the custody of all valuable papers and documents of the Corporation, and shall keep the Corporation's stock books, stock ledgers, and stock transfer books, and shall prepare, issue, record, transfer, and cancel certificates of stocks as required by the proper transactions of the Corporation and its stockholders

unless these functions be performed by a duly appointed and authorized transfer agent or registrar other than this Corporation. He shall keep in his custody the seal of the Corporation, and shall have authority to affix same to all instruments where its use is required. He shall give all notices required by statute, by the Certificate of Incorporation, or by the By-Laws. He shall have all powers and shall perform all duties commonly incident to and vested in the office of Secretary of a corporation. He shall also perform such other duties as the Board shall designate from time to time.

(K) Assistant Secretary.
An Assistant Secretary shall perform the duties and have the powers of the Secretary during the absence or disability of the Secretary, and shall perform such other duties and have such other powers as the Board of Directors or Secretary shall designate from time to time.

Article V
INDEMNIFICATION OF DIRECTORS AND OFFICERS

To the full extent permitted by the laws of the State of New Jersey, as they exist on the date hereof or as they may hereafter be amended, the Corporation shall indemnify any person (an "Indemnitee") who was or is involved in any manner (including, without limitation, as a party or witness) in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative, arbitrative, legislative or investigative (including, without limitation, any action, suit or proceeding by or in the right of the Corporation to procure a judgement in its favor) (a "Proceeding"), or who is threatened with being so involved, by reason of the fact that he or she is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was at the request of the Corporation also serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan), against all expenses (including attorneys' fees), judgements, fines, penalties, excise taxes and amounts paid in settlement actually and reasonably incurred by the Indemnitee in connection with such Proceeding, *provided* that, there shall be no indemnification hereunder with respect to any settlement or other nonadjudicated disposition of any threatened or pending Proceeding unless the Corporation has given its prior consent to such settlement or disposition. The right of indemnification created by this Article shall be a contract right enforceable by an Indemnitee against the Corporation, and it shall not be exclusive of any other rights to which an Indemnitee may otherwise be entitled. The provisions of this Article shall inure to the benefit of the heirs and legal representatives of an Indemnitee and shall be applicable to Proceedings commenced or continuing after the adoption of this Article, whether arising from acts or omissions occurring before or after such adoption. No amendment, alteration, change, addition or repeal of or to these By-Laws shall deprive any Indemnitee of any rights under this Article with respect to any act or omission of such Indemnitee occurring prior to such amendment, alteration, change, addition or repeal.

ARTICLE VI
STOCK

Section 1. Stock Ownership

The shares of stock of the Corporation shall be either represented by certificates or uncertificated. Each holder of stock of the Corporation shall, upon request to the Corporation, be provided with a stock certificate signed by the President or a Vice-President, and also by the Treasurer or an Assistant Treasurer, or by the Secretary or an Assistant Secretary. Any or all signatures upon a certificate may be facsimiles. The certificates of shares shall be in such form as shall be prescribed by the Board of Directors.

Section 2. Loss of Stock Certificate

In the case of loss, mutilation, or destruction of an issued and outstanding certificate of stock, a duplicate certificate may be issued upon such terms as the Board of Directors may prescribe.

Section 3. Transfer of Shares of Stock

Shares of stock of the Corporation shall be transferred on the books of the Corporation only (1) upon presentation and surrender of the appropriate certificate by the registered holder of such shares in person or by his or her duly authorized attorney or by a person presenting proper evidence of succession, assignment or authority to transfer such shares and, in any of such cases, cancellation of a certificate or of certificates for an equivalent number of shares or (2) in the case of uncertificated shares upon receipt of proper transfer instructions from the registered holder of such shares or from a duly authorized attorney or upon presentation of proper evidence of succession, assignment or authority to transfer such shares.

Article VII
EXECUTION OF INSTRUMENTS

Section 1. Checks and Drafts

All checks, drafts, and orders for payment of moneys shall be signed in the name of the Corporation or one of its divisions, and in its behalf, by such officers or agents as the Board of Directors shall designate from time to time.

Section 2. Contracts and Conveyances

Any contract, conveyance, or other instrument may be executed by the Chairman of the Board of Directors, a Vice-Chairman of the Board of Directors, any member of the Executive Committee, the President, or a Vice President in the name and on behalf of the Corporation and the Secretary or an Assistant Secretary may affix the Corporate Seal thereto.

Section 3. In General

The Board of Directors shall have power to designate officers and agents who shall have authority to execute any instrument in behalf of the Corporation.

Article VIII
VOTING UPON STOCK HELD BY THE CORPORATION

Unless otherwise ordered by the Board of Directors, the Chairman of the Board of Directors, a Vice-Chairman of the Board of Directors, the Chairman of the Executive Committee, a Vice-Chairman of the Executive Committee, any member of the Executive Committee, the President, any Vice-President, or the Treasurer shall have full power and authority in behalf of the Corporation to attend, to act at, and to vote at any meeting of stockholders of any corporation in which this Corporation may hold stock, and at any such meeting shall possess, and may exercise all rights and powers incident to the ownership of such stock which any owner thereof might possess and exercise if present. Such officers may also, in behalf of the Corporation, appoint attorneys and agents as the Corporation's proxy to exercise any of the foregoing powers. The Board, by resolution, from time to time, may confer like powers upon any other person or persons.

Article IX
SEAL OF THE CORPORATION

The seal of the Corporation shall consist of a flat-faced circular die bearing the words and figures "Johnson & Johnson, Seal 1887".

Article X
FISCAL YEAR

The fiscal year of the Corporation shall end on the Sunday closest to the end of the calendar month of December and shall begin on the Monday following that Sunday.

Article XI
AMENDMENT OF BY-LAWS

These By-Laws may be amended, altered, changed, added to, or repealed at any annual meeting of the stockholders, or at any special meeting of the stockholders, or by the Board of Directors at any regular or special meeting of the Board, if notice of the proposed amendment, alteration, change, addition, or repeal be contained in the notice of such meeting, *provided*, however, that action taken by the stockholders intended to supersede action taken by the Board in making, amending, altering, changing, adding to, or repealing any By-Laws, shall supersede prior action of the Board and shall deprive the Board of further jurisdiction in the premises to the extent indicated in the statement, if any, of the stockholders accompanying such action of the stockholders.

I, ________________________, Secretary of JOHNSON & JOHNSON, a corporation duly organized and validly existing under the laws of the State of New Jersey, do hereby certify that the foregoing is a true, correct and complete copy of the By-Laws of said Corporation duly adopted by its Board of Directors effective July 1, 1980, and amended effective February 16, 1987, April 26, 1989, April 26, 1990, October 20, 1997, April 23, 1999, June 11, 2001, January 14, 2008 and February 9, 2009, and that the same have not thereafter been repealed, annulled, altered or amended in any respect but remain in full force and effect as of the date hereof.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of the said corporation, this ____________ day of ______________________, ______.

____
Secretary